PathMaster Domestic Equity Fund
Form N-SAR
Annual Period Ended March 31, 2009






Sub-Item 77C:  Matters submitted to a vote of security holders


A special shareholder meeting (the Meeting) of shareholders of the PathMaster Domestic Equity Fund was held at the offices of Citi Fund Services Ohio, Inc., 100 Summer Street, Suite 1500, on April 18, 2008 at 11:00 a.m., Eastern time.

The purpose of the Meeting was to seek approval of an agreement and plan of reorganization under which the PathMaster Doemstic Equity Fund, A series of the Coventry Group, would merge with and into the PathMaster Domestic Equity Fund, a series of Northern Lights Trust, in a tax-free reorganization. This proposed reorganization of the PathMaster Domestic Equity Fund will not result in a change in Advisor to the New Fund, or any change to the New Funds investment objective, strategies or investment policies.


As of the close of business on March 12, 2008, the record date of the Meeting, there were issued and outstanding 1,427,897 shares, of which 975,516 shares voted, representing 68.318% of the PathMaster Domestic Equity Fund.




The tabulation of the shareholder votes rendered the following results:




      FOR  		AGAINST 	 ABSTAIN
      975,516	  	   0 	 	    0


Percentage of Voted Shares
      FOR %  		AGAINST %  	ABSTAIN %
      68.318%  		0.00%  		0.00%